**ATCO**
GROUP

*Corporate Office*

06017022

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

September 11, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

RECEIVED

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 8, 2006 for symbol CU.NV
- Corporation's Form 1, filed September 8, 2006 for symbol CU.X
- Corporation's Form 1, filed September 8, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed September 8, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed September 8, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed September 8, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed September 8, 2006 for symbol CU.PR.B
- Insider Report, filed September 8, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Jodene Dutnall
Corporate Secretarial Dept.

9/22

Encl.

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 82,024,786 | As at : | 08/01/2006 |
| | **Effect on Issued & Outstanding Securities** | | |
| Stock Option Plan | 38,700 | | |
| Other Issuances and Cancellations | -501,100 | | |
| Issued & Outstanding Closing Balance : | 81,562,386 | | |

**Stock Option Plan**

**Stock Options Outstanding Opening Balance:** **1,405,800** As at : 08/01/2006

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 08/31/2006 | N | | 38,700 | | |
| Totals | | 0 | 38,700 | 0 | 0 |

**Stock Options Outstanding Closing Balance:** **1,367,100** As at : 08/31/2006

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 08/31/2006 | Issuer Bid | -501,100 |
| Totals | | -501,100 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:03:39 |
| Last Updated: | 09/08/2006 12:00:54 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 08/01/2006 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:05:20 |
| Last Updated: | 09/08/2006 12:05:13 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 08/01/2006 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:06:16 |
| Last Updated: | 09/08/2006 12:06:09 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.D |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 635,700 | As at : | 08/01/2006 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 635,700 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:07:09 |
| Last Updated: | 09/08/2006 12:07:02 |

FILE NO. 82-34744

**Form 1 Submission - Change in Issued and Outstanding Securities**

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.V |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,146,730 | As at : | 08/01/2006 |

| | Effect on Issued & Outstanding Securities |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 2,146,730 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:09:17 |
| Last Updated: | 09/08/2006 12:09:06 |

FILE NO. 82-34744

**Form 1 Submission - Change in Issued and Outstanding Securities**

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.T |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,277,675 | As at : | 08/01/2006 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 2,277,675 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:10:51 |
| Last Updated: | 09/08/2006 12:10:32 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.X |
| Reporting Period: | 08/01/2006 - 08/31/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 44,009,284 | As at : | 08/01/2006 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 44,009,284 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | Frances.vanderBasch@atco.com |
| Submission Date: | 09/08/2006 12:11:46 |
| Last Updated: | 09/08/2006 12:11:33 |

# Insider transaction detail - View details for issuer

2006-09-08 14:01 ET

**Transactions sorted by** : **Insider**
**Issuer name** : **c ( Starts with )**
**Filing date range** : **September 8, 2006 - September 8, 2006**
**Issuer industry classification: Utilities - gas/electrical utilities**

**Issuer name:** Canadian Utilities Limited

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** Canadian Utilities Limited | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 1 - Issuer | | | | | | | | | | | | | |
| **Security designation:** Non-Voting Shares Class A | | | | | | | | | | | | | |
| 790121 | 2006-08-01 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +23,000 | 41.1000 | 23,000 | | | | | | |

**FILE NO. 82-34744**

FILE NO. 82-34744

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790132 | 2006-08-01 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -23,000 | | 0 | | | | | | |
| 790124 | 2006-08-02 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +23,000 | 41.4000 | 23,000 | | | | | | |
| 790135 | 2006-08-02 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -23,000 | | 0 | | | | | | |
| 790137 | 2006-08-03 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +23,000 | 41.2300 | 23,000 | | | | | | |
| 790139 | 2006-08-03 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -23,000 | | 0 | | | | | | |
| 790142 | 2006-08-04 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +23,000 | 41.3700 | 23,000 | | | | | | |
| 790144 | 2006-08-04 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -23,000 | | 0 | | | | | | |
| 790147 | 2006-08-08 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +28,750 | 41.3500 | 28,750 | | | | | | |
| 790151 | 2006-08-08 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -28,750 | | 0 | | | | | | |
| 790156 | 2006-08-09 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +28,700 | 40.9000 | 28,700 | | | | | | |
| 790159 | 2006-08-09 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -28,700 | | 0 | | | | | | |

FILE NO. 82-34744

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790164 | 2006-08-10 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +28,700 | 40.8100 | 28,700 | | | | | | |
| 790169 | 2006-08-10 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -28,700 | | 0 | | | | | | |
| 790173 | 2006-08-11 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +28,850 | 40.6700 | 28,850 | | | | | | |
| 790177 | 2006-08-11 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -28,850 | | 0 | | | | | | |
| 790179 | 2006-08-14 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.5200 | 22,000 | | | | | | |
| 790183 | 2006-08-14 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790188 | 2006-08-15 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.1600 | 22,000 | | | | | | |
| 790194 | 2006-08-15 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790199 | 2006-08-16 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.2500 | 22,000 | | | | | | |
| 790202 | 2006-08-16 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790206 | 2006-08-17 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.5500 | 22,000 | | | | | | |

FILE NO. 82-34744

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790210 | 2006-08-17 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790214 | 2006-08-18 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.2400 | 22,000 | | | | | | |
| 790217 | 2006-08-18 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790220 | 2006-08-21 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.7700 | 22,000 | | | | | | |
| 790233 | 2006-08-21 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790234 | 2006-08-22 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.1100 | 22,000 | | | | | | |
| 790237 | 2006-08-22 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790238 | 2006-08-23 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.2200 | 22,000 | | | | | | |
| 790239 | 2006-08-23 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790240 | 2006-08-24 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.2400 | 22,000 | | | | | | |
| 790241 | 2006-08-24 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |

FILE NO. 82-34744

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790242 | 2006-08-25 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 40.0900 | 22,000 | | | | | | |
| 790245 | 2006-08-25 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790248 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8700 | 22,000 | | | | | | |
| 790251 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790254 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8300 | 22,000 | | | | | | |
| 790256 | 2006-08-29 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790258 | 2006-08-30 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8700 | 22,000 | | | | | | |
| 790260 | 2006-08-30 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790263 | 2006-08-31 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +8,100 | 40.2200 | 8,100 | | | | | | |
| 790267 | 2006-08-31 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -8,100 | | 0 | | | | | | |

29

See next page for correction

# Insider transaction detail - View details for issuer

2006-09-11 10:51 ET

**Transactions sorted by : Insider**
**Issuer name : canadian utilities ( Starts with )**
**Transaction date range : August 28, 2006 - August 30, 2006**
**Issuer industry classification: Utilities - gas/electrical utilities**

**Issuer name:** Canadian Utilities Limited

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

**Insider name:** Canadian Utilities Limited

**Insider's Relationship to Issuer:** 1 - Issuer

**Security designation:** Non-Voting Shares Class A

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790248 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8700 | 22,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 790251 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| O 790254 | 2006-08-28 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8300 | | | | | | | |
| A 790254 | 2006-08-29 | 2006-09-11 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8300 | 22,000 | | | | | | |
| 790256 | 2006-08-29 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |
| 790258 | 2006-08-30 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +22,000 | 39.8700 | 22,000 | | | | | | |
| 790260 | 2006-08-30 | 2006-09-08 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -22,000 | | 0 | | | | | | |

FILE NO. 82-34744